Table of Contents

United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒  SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

XCELERATE INC

(Exact name of issuer as specified in its charter)

Florida	65-0710392
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

110 Renaissance Circle

Mauldin, South Carolina 29662

(Full mailing address of principal executive offices)

854-900-2020

(Issuer’s telephone number, including area code)

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CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (the “Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

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Item 1.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and History

Xcelerate, Inc. (“we,” “us,” “our” or the “Company”) was incorporated under the laws of the State of Florida on November 26, 1996, under the name Stirus Research & Development, Inc. On November 19, 1998, our name was changed to Mecaserto, Inc. Thereafter our name was changed to National Business Holdings, Inc. on May 4, 2004, and on May 28, 2004, the Company entered into a share exchange agreement with Shava, Inc., a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended. On December 27, 2004, National Business Holdings, Inc. acquired Union Dental Corp. and Direct Dental Services, Inc. On May 1, 2005, the Company changed its name to Union Dental Holdings, Inc. On April 22, 2009, the Company filed a Form 15 with the SEC, terminating its reporting obligations under the Securities Exchange Act of 1934, as amended. On October 1, 2015, Union Dental Holdings, Inc. executed an Assignment for the Benefit of Creditors assigning all of its rights in its assets to a secured creditor. On October 5, 2016, the case was closed.

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

Effective as of May 1, 2020, the former sole officer and director resigned as sole officer and director and appointed Michael F. O’Shea to hold his positions with the Company. Also, at this time he transferred all of his ownership in the Company to Michael F. O’Shea.

On October 23, 2020, we filed Articles of Amendment in Florida changing our name to “Xcelerate, Inc.”

Our principal place of business is located at is 110 Renaissance Circle, Mauldin, SC 29662. Our phone number is (854) 900-2020 and our website address is www.xcelerate.global.

We have not been subject to any bankruptcy, receivership or similar proceeding.

Going Concern

Our financial statements accompanying this Report have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. We have a minimal operating history with no revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues for the immediate future.  See “Financial Statements and Notes.”

Business Overview and Plan of Operation

In May 2020, Michael O’Shea, our current CEO and a director, assumed control over our business affairs and began to implement a strategic change in our business plan that initially included two separate but related businesses within the medical industry, including (i) development of medical technology and virtual health to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology; and (ii) owning and licensing the rights to various forms of medical equipment. In 2022, we expanded this business plan to include the marketing and sale of over-the counter healthcare products. See “Healthcare Products” below. As of the date of this Prospectus we are engaged in three related businesses within the medical, health and wellness sectors, including:

•	formulation, packaging and marketing of over the counter, clinically tested skin care products;
•	development of AI and virtual health technology to assist patients in developing countries, initially in Africa, to provide for their population to obtain medical care by extending the reach of physicians through the use of that technology; and
•	owning and licensing the rights to various forms of medical equipment and portfolio of patents, patents pending and technology licenses;

To fund these operations, in March 2022 we commenced an offering of our Common Stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. This Offering closed in February 2023 after we sold 8,000,000 shares of our Common Stock at an offering price of $0.05 per share for aggregate gross proceeds of $400,000.

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Healthcare Products

Effective July 26, 2023, we completed an acquisition of a majority interest in both ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), the first natural ”plant based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). We acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group. The former principal shareholders of each company have each retained a minority interest in both entities.

As part of these transactions, we also retained the services of John Jay Kline, the former President of the ESN Group of companies, who now continues to operate both companies on our behalf.

To acquire these interests we purchased shares directly from ESN, repaid outstanding debt and purchased shares from current shareholders. The aggregate cost of these acquisitions was approximately $463,000. We utilized our available cash, as well as loans from our management and principal shareholders, to fund these acquisitions. These loans were interest-free and are due upon demand. We issued an aggregate of 3 million shares of our common stock in consideration for these loans.

The financial statements of the ESN Group have not been audited. All references in this report relating to the financial information of the ESN Group are presented on an unaudited basis.

The ESN Group generated gross revenues of approximately $2.7 million during the fiscal year ended December 31, 2022, with a net loss of approximately $130,000. For the six months ended June 30, 2023, the ESN Group generated gross revenues of approximately $1,465,000 with a net loss of approximately $114,000.

Current margins tend to range between 43% - 65% of revenue depending on which channel we market through. We expect that as this business grows, these margins can be improved by lower costs of manufacturing and positioning more favorable contracts with retailers. However, there can be no assurance that we will be able to maintain or improve these margins.

ESN Group has been in the Personal Care Market since 2002, initially with just ESN’s Earth Science Naturals Brand of products. These plant-based ingredient cosmetics were initially sold through the “natural channel” of stores and chains, including but not limited to Whole Foods Markets, Sprouts Market, New Seasons Market, New Leaf Market, Fresh Thyme Markets, and Natural Grocers/Vitamin Cottage. Products include skincare, hair care, and body care alternatives.

Since its inception the ESN Group‘s business plan has been to utilize science to develop unique differentiated products made from plant-based ingredients. The business mantra remains “products that have created from the earth and perfected by science.” All products are clinically tested to meet stringent demands and requirements of the Personal Care Market governed by FDA guidelines. We believe that over the past decade there has been a recognition and increased consumer demand for natural plant-based personal care alternative to traditional products currently being offered in retail chains.

In 2018, ESN Group developed a unique brand of natural plant-based products/formulations in the therapeutic personal care market space to complement its beauty brand of Earth Science Naturals. The brand is Ceramedx. Ceramedx was developed to address the needs of sensitive dry skin and clinically diagnosed problems such as Atopic Dermatitis, Eczema and Psoriasis. The Ceramedx products are built on a unique proprietary technology (Riceramide 3) which incorporates plant-based ceramides and phospholipids, cholesterol, and fatty acids that mimic the skin’s natural moisture barrier. We believe Ceramedx is the first and only natural ceramide product offering in the market today. The brand was launched in 2018 and despite the COVID pandemic, Cermedx has gained a respectable position in the natural, conventional grocery and regional drug chains. Revenues attributable to Cermedx have increased from $156,000 in 2019, to over $698,000 during 2022, with nominal funds invested for advertising. While no assurances can be provided, we believe that with the available financial resources available to advertise and promote these products we can successfully increase these revenues significantly.

Having the initial natural alternative to solve skin issues has allowed the ESN Group to penetrate the natural and synthetic market.  The Ceramedx brand currently has 5 products and a pipeline of new products being developed.  Currently, the Body System (3 Products: Cleanser, Cream, & Lotion) is our leading shelf product.  In May 202, we introduced a facial system (2 products) that is quickly gaining popularity. Both systems are also being embraced by dermatologists for those patients seeking a natural alternative to OTC & traditional synthetic products. Our next product is expected to be a 3 product system for hair and scalp, which is expected to be released in the first calendar quarter of 2024.

In the beauty sector, our leading products include our Olive & Avocado Shampoo and Conditioning Hair Masque.  The Eye Make-up remover is a growing retail item due to its unique formulation.  Earth Science was one of the first marketers to introduce natural facial skincare targeted to specific skin types. These product sectors include Normal Skin (Essentials Line), Oily-Combination Skin (Purifying Line), and Dry Skin (Hydrating Line). All 3 sectors have new innovation of products coming to market in the next 6 months.

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While no assurances can be provided, we believe that the following trends will impact the healthcare products markets for the foreseeable future:

•	The market trend is for natural products vs. synthetics will continue to be a major contributor to growth in the health and beauty industry.
•	According to Drug Topics Magazine and Dermatology Times (October 2022), 71% of consumers identify wanting products that address sensitive dry skin.
•	We expect that new consumers entering the marketplace (Gen Z, and Millennials) will choose a natural alternative to meet their health beauty needs.
•	Products need to have proven science behind them to substantiate their capability.
•	Technically differentiated products will capture consumer and retailer needs if marketed properly.

Ceramedx is the 1st natural alternative to CeraVe, Eucerin, and/or Cetaphil, the leading skincare products on the market.

ESN Group brands are offered and sold into the following US & Canadian markets:

•	Direct to Consumer
•	Online Resellers, including: iHerb, Amazon, Thrive Market, Emerson Ecologics
•	National Distribution into the Natural and Conventional Grocery: UNFI, KeHE, Threshold, PurityLife
•	Direct to Retailers: Schnucks Markets, Wakefern, Hannaford.

Products have proprietary formulas owned by us and manufactured currently by 3 key contract manufacturing partners in Southern California. As our growth strategy evolves we intend to expand to additional contract manufacturers in the Midwest and east. This should provide a faster response to customer demands and reduce overall distribution costs.

Sales and Marketing

To date, ESN has utilized an independent broker network of approximately 350 persons to support its sales and marketing efforts. This network included 3 independent agencies, including Acosta, for the area west of the Mississippi, Maximum Marketing, for east of the Mississippi and Purity Life, who handles Canada. We pay a standard broker commission of 5% of net revenue.

While we intend to continue to utilize our independent broker network, we also intend to expand our marketing efforts into direct marketing to retail and certain target markets. In August 2023, we signed a strategic marketing agreement with ProductSector, LLC, a brand development company specializing in consumer products with a focus on the health and wellness sector. The leadership of ProductSector and its collaborator company, CCI Vegas (www.ccivegas.com ) have been working together with the management team from ESN to expand mass merchant outlets and government agencies, several of whom have already expressed interest in our product line. While no assurances can be provided, we believe the collaboration with ProductSector will rapidly provide expanding market penetration of ESN’s current products. ProductSector intends to assist in expanding market penetration to its existing mass market, government and pharmacy clients. We intend to engage in direct marketing to the dermatologist market.

We intend to earmark proceeds derived from this Offering to develop additional over-the-counter healthcare products based on our existing patent portfolio, as well as to:

o	drive product advertising and awareness;
o	support maneuvering into larger mass market, military, and mass drug markets;
o	increase use in dermatologist office;, and
o	support a robust Product Development Roadmap. This includes adding additional staff, developing additional products and expanding product awareness by increased advertising and promoting our products through in-store displays.

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AfiyaSasa Africa, LLC

In December 2021, we signed a Membership Interest Purchase Agreement to acquire a majority interest in AfiyaSasa Africa, LLC, a Wyoming limited liability company (“Afiya”), a start-up medical technology and virtual health company that we believe is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. The day to day operations of Afiya are handled by Dr. Dilantha Ellegala and Doyle Word, who together have devoted over 15 years of work in Africa.

Our decision to participate in Afiya was based on various factors. One of the most important factors was the experience and knowledge of the 2 principals of Afiya, with an emphasis on their respective involvement in Africa over the past 2 decades. Specifically, Dr. Ellegala’s neurosurgical expertise is in complex brain surgery and in Global Health Development. He has immersive experience in Tanzania having lived and worked for 4 of the past 17 years from (2006 to 2023) training healthcare workers. Recognizing an unmet need for medical education in rural areas of Africa, Dr. Ellegala and Mr. Doyle Word founded Madaktari Africa in 2008, a nonprofit company dedicated to improving health care around the world by facilitating global medical education efforts. Their work in Tanzania was recognized and adopted by the Ministry of Health of the Government of Tanzania and was personally supported by President Kikwete of Tanzania. They had training programs in many clinical areas of medicine at the major Zonal Hospitals in the country and their work was presented at the World Economic Forum (Africa, 2010). Recipients of a 1.5-million-dollar US Grant through the DoD, they effected the development of nephrology and dialysis care and cardiac care in Southwestern Tanzania and subsequently their organization led the training of clinicians at what is now the premier Cardiac Institute in the region at the Jakaya Kikwete Cardiac Institute in Dar es Salaam. Additionally, as a young faculty member, Dr Ellegala was the founding Dean of the Center for Global Health at the Medical University of South Carolina. Dr Ellegala and Mr. Word have deep experiential knowledge of the healthcare challenges facing Tanzania and the developing world in general and we believe that their relationships with key decision makers at the highest levels of government and business in the region are essential and invaluable. They are trusted members of the Tanzanian Healthcare and leadership community.

This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and Augmented Reality (“AR”) licensed from AdviNOW, an Arizona based medical software company who developed and holds patents for the licensed software. Afya Sasa has executed exclusive rights agreements for 10 initial priority markets across Africa including Tanzania, Kenya, Ethiopia, Uganda, Malawi, Zambia, Ghana, Zimbabwe, Botswana, South Africa and Egypt, representing a total catchment of 1 billion people.

The application is designed to connect people virtually in remote and urban areas where there is limited medical infrastructure and/or limited medical professionals or in areas where high patient volumes are overburdening the existing health system. The system is accessed by patients on their cell phones, tablets, or computers, and allows licensed physicians and other medical personnel to conduct initial check-in, triage, and determine the most appropriate care path, virtually. Additionally, through a set of questions and answers that are dynamically integrated with the system’s proprietary AI component, measurements may be taken with medical devices that connect to a cell phone, tablet or computer (i.e., stethoscope, thermometer, pulse oximeter etc.), bringing the telemedicine virtual appointment to the next level and beyond. The AI assists with Q&A and with the AR to arrive at diagnostic possibilities, testing and treatment options and the next steps for the patient. This can be done in a fully automated fashion where there is no or extremely limited medical access, in a partially automated fully virtual fashion where physical access to a health care provider is not possible, or non-virtually as a means to make existing health care providers more efficient and more accurate in their diagnosis, testing, and treatment.

Afiya’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner.

During 2022, our efforts to develop the Afiya business plan were hampered by our lack of working capital. Because Afiya is a startup, the plan has been to initially concentrate on the Tanzania program launch. Our efforts in 2022 were devoted to establishing pilot partnerships with hospitals, pharmacies and clinics. During 2024, we anticipate scaling up the program to reach most major cities as well as acquiring government backed contracts for subscribers in rural areas. Our business model projects revenue to come from multiple sources including member fees, technology (hospital) fees, prescription fees, scheduling fees and virtual consultation fees (as a % of billings by the provider) as well as nationwide National Health System underwriting commitments once the system is fully integrated.

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To acquire our interest, we agreed to pay an aggregate of $320,000 in cash to cover the capital required for the initial phase of development and we have issued an aggregate of 4 million shares of our common stock to Afiya, which shares are to be utilized for incentives to the Afiya employees. In July 2023 we satisfied our obligation to provide the aforesaid funding which has enabled Afya to hire four employees in Tanzania. We have also agreed to facilitate the raising of additional funds, if necessary, once the business concept is established and is deemed viable and revenues from this project are insufficient to continue to develop this opportunity.

In March 2023, Afya signed an Agreement to implement its Artificial Intelligence (AI) based health services at The National Hospital of Tanzania. Later in the same month Afya signed an Agreement to implement its Artificial Intelligence (AI) based health services at Haydom Regional Rural Referral Hospital, also known as Haydom Lutheran Hospital (“HLH”) in Haydom, Tanzania. HLH is a 420-bed hospital serving 5.7 million people in North Central Tanzania. HLH provides an estimated 12,635 inpatient admissions and 103,173 outpatient visits annually. It is also one of the leading Faith Based hospitals in Tanzania and we expect will provide an entry to the other faith-based hospital systems in the region.

We believe significant advancement of this project was made between July 2022 through July 2023 toward our goal to provide AI based virtual health services to the majority of patients in Tanzania. In March 2023 we executed Memorandum of Understandings with the National Hospital System of Tanzania, Muhimbili National Hospital, Mloganzila in Dar es Salaam, Tanzania. Muhimbili National Hospital System is the premier tertiary care hospital system (1,500 inpatient beds, 2,000 outpatient visits per day) for all of Tanzania serving a country of 66 million people and is the largest hospital in East Africa. (www.mnh.or.tz). This is a critical advancement as successful execution will result in acceptance of ASA into the Ministry of Health with deployment into all of the Government Health Facilities in the country.

Provided that sufficient funding can be secured, of which there is no assurance, we expect to begin to exploit the work done to date and deploy our clinical programs. We have two parallel and complementary tracks to revenue generation, including:

•	The hospital based business to business path which is well underway with the agreements described above; and
•	The Direct to Consumer (B to C) deployment of ASA, which is intended to drive patients to our partnering hospital systems.

ASA is working towards developing multiple different revenue streams for different services. For each stream, once technology is in place there will be an initial trial period for testing, followed by a small scale period of limited revenue and then a rapid scale up to meet unmet demand. These streams include:

Virtual Consultation: During the first stage of operations, ASA will launch virtual consultation services making use of AST patient portal, AI supported Q&A, and doctors confirmation of AI generated orders, diagnosis and treatment.

Referral and appointment booking fees: AST intends to leverage its existing hospital MOUs and launch a fee based VIP appointment booking service for senior doctors and specialists. While there can be no assurances, we anticipate that revenue can commence within 6 months after commencement.

With completed system development later in 2024 and early in 2025, ASA and AST plan to launch digital front door services and realize technical fee revenue, scale up virtual consultation and referral services, initiate membership revenue and realize prescription fee revenue. Tanzania does not currently have specific regulations for virtual health services or AI/AR services. The Government of Tanzania Ministry of Health has drafted some initial guidelines and all AST planned operations fit within draft guidelines and proposed processes.

The ASA/MNH partnership means all services will initially be launched in partnership with the national Government hospital and MNH will lead engagement with the Ministry of Health in areas where approvals or licensing are required. Once a service is operating successfully in Tanzania and generating revenue and achieving rapid scale growth ASA will immediately look to expand offering similar services to neighboring East African countries. ASA currently projects to launch services in Kenya in late 2025.

Afya Sasa compares favorably with plans for a much wider range of services including Digital front door, augmented reality medical measurements, patient data collection, scribing, telemedicine, AI assisted diagnosis and treatment, drug and non-drug treatment, EMR integration, closed loop follow up and criteria based audit, customized for country context and US patient protected AI and AR.

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Healthcare Products

In May 2022, we entered into an agreement to acquire a portfolio of patents, patents pending and technology licenses from HS Pharmaceuticals LLC, a manufacturer and distributer of dermatological products for chronic wounds, burns and drug resistant infections, in consideration for the issuance of 10 million common shares. These shares are to be issued upon receipt by us of the patent assignment. The assignment was received by us in September 2023 and the shares were issued.

The assets included the following IP:

U.S. Patents

•	U.S. 9,889,151: methods of treating specific cancers with a composition releasing orthosilicic acid in vivo
•	U.S. 9,333,224: methods of treating bacterial infection with a composition releasing orthosilicic acid in vivo
•	U.S. 10,493,097: methods of treating specific types of ulcers (wounds) with a composition releasing orthosilicic acid in vivo
•	U.S. 16/089,613: composition for bone repair/replacement comprising silicate and bone/bone surrogate
•	U.S. 16/670,060 pending

European Patents - Validated in Germany, Spain, France, the United Kingdom, Ireland, Italy:

•	EP 2211868: Silicate solution for treating melanoma
•	EP 3305305: Silicate solution for wound healing
•	EP 21178277.6 pending
•	In-licensed IP (United Kingdom Research and Innovation)
•	Granted U.S., EP, AU, JP, Eurasian, CN patents
•	Pending in CA, HK, KR, SG

Over the Counter Health / Skin Care Products

In August 2022, we announced that we had begun an initiative to identify marketing/manufacturing partners to assist in the development of over-the-counter healthcare products based on our existing patent portfolio. Since acquiring the IP we have had meetings with several research universities including Rowan University and Rutgers University, with the aim of exploring possible joint research programs related to the IP. If and when developed, of which there is no assurance, we intend to utilize the ESN Group to market these products.

MedTech Development

We have assembled an internationally recognized team of transnational clinicians, engineers and business leaders to identify, acquire, and develop engineering advancements, intellectual property and operating businesses in, or with applications in medical technology and clinical care based on a need/gap identified by our management in the market. Our business strategy is to acquire innovation at the engineering/patent level, marry it with appropriate early-stage operational med tech companies and apply it in a controlled clinical care setting which fosters engineering/clinical / business advancements under one umbrella. We intend to form wholly owned subsidiary companies to operate the license/royalty business operation pertaining to each patented piece of medical equipment.

We began implementing this current business plan by acquiring the world-wide exclusive rights to a metal alloy technology for use in medical applications or devices where heat of the device causes problems with its performance. The alloy was originally developed as a solution to the distortion effects rifle barrels exhibit when they overheat. Consistent, continuous use causes the barrel of a firearm to overheat and become distorted. This causes a loss of accuracy with heavy use. This is an even larger issue with sniper rifles, where accuracy is paramount and even the smallest distortion of the barrel will negatively affect its accuracy.

In September 2020, we entered into an exclusive world-wide license agreement with Consulting Group of Jocassee, Inc., Pickens, South Carolina, for use of the technology in the medical field, which includes US Patent #10,718586 and any continuations, divisonals and any additional patent applications, patents, continuations and divisonals that are based on the metal matrix as used in the initial patent, except for use in medical applications. The License provides for a 5% royalty to be paid to us on all gross revenue generated from the sale of products developed by the licensee using the patent and intellectual rights associated with the License. Both of the patent’s inventors have joined our management team. Mr. Steve Gravely is a member of our Board of Directors and Dr. Anja Glisovic, serves as our Acting Chief Science Officer. See “Management.”

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We do not intend to manufacture the surgical devices that are the subject of the pending patent and the current patent license but intend to license the technology to current manufacturers of these devices. A team made up of Steve Gravely, Dr. Anja Glisovic and Dr. Dilan Elegalla will identify potential licensees and approach them with a license proposal based on a flat fee plus an ongoing royalty and minimum sale requirements. By keeping this process in-house we believe we can control and limit what manufacturer is licensed based on the specific instrument they manufacture and also provide in-house technical expertise to assist in integrating our technology into their existing product line.

On March 24, 2022, we obtained patent pending status for our first in-house invention “Surgical Tools with Targeting Guidance,” filed under application number 63/323,112. Being the first in a series of patents and innovations which we expect will be filed over the following months, it improves handling and precision of surgical tools by aiding the surgeon in observing the surgical site, adjust tool alignment and target acquisition. By integrating target marker projection in the tool and utilizing camera miniaturization it is now feasible to give the surgeon a 1st-person ”tool view“ of the surgical site as well as distance information between tool and the intended point of surgery in real time. This will allow procedures to both progress faster as well as with better accuracy. Improvements are expected to benefit patients and surgeons alike.

In March 2023, we filed two utility patent applications under application numbers 18/187,352 and 18/189,441. Additionally, they were filed as PCT applications under PCT/US2023/015755 and PCT/US2023/016194. Both applications are claiming priority to our patent application “Surgical Tools with Targeting Guidance”, filed under application number 63/323,112 in March 2022. We are currently developing three different InTool product lines: InTool Responder, InTool Clinic and InTool Infirmary. InTool Responder is geared towards emergency responders, including civilian and military paramedics. Accordingly, their InTool products will be disposable and come with a rugged, reusable display and a lot of inbuilt auto-adjustment features to optimize contrast and illumination. They will also conform with NATO standardizations as well as with US regulations. InTool Clinic has a different focus. It is aimed to use these applications in hospitals and operating theatres. Products from this line will allow additional features to be adjusted by the surgeon and graphical postprocessing. For example, there will be access to the Color Rendering Index (CRI), which is especially crucial in the red color palette to identify and distinguish blood vessels. Finally, there will be the InTool Infirmary line. No one wants to throw away the stock of surgical tools at hand but at the same time wants the newest tools to provide the best possible care to patients. We have recognized this fact and addressed this with the InTool Infirmary product line, which will allow us to retrofit existing surgical tools with the mentioned functionalities.

Provided that sufficient funding can be arranged, we plan to develop working prototypes that can be tested in a cadaver lab in 2024. Once testing is completed, we plan to license the technology to existing manufacturers of surgical instruments on a limited basis in 2024.

Growth by Acquisitions

As discussed above, our management is always aware of other related companies and how they may positively impact our business. We intend to continue to explore and if we believe that it is in our best interests, engage in what we believe to be synergistic acquisitions or joint ventures with unrelated companies that we believe will enhance our business plan. If we are successful in our attempts to acquire synergistic companies utilizing our securities as part or all of the consideration to be paid, our current shareholders will incur dilution. There are no assurances we will be able to consummate additional acquisitions using our securities as consideration, or at all.

There are numerous things that will need to occur in order to allow us to implement this aspect of our business plan and there are no assurances that any of these developments will occur, or if they do occur, that we will be successful in fully implementing our plan. If we are successful, the acquisition of related, complimentary businesses is expected to increase revenues and profits by providing a broader range of services in vertical markets which are consolidated under one parent, thus reducing overhead costs by streamlining operations and eliminating duplicitous efforts and costs. There are no assurances that we will increase profitability if we are successful in acquiring other synergistic companies.

Management will seek out and evaluate related, complimentary businesses for acquisition. The integrity and reputation of any potential acquisition candidate will first be thoroughly reviewed to ensure it meets with management’s standards. Once targeted as a potential acquisition candidate, we will enter into negotiations with the potential candidate and commence due diligence evaluation of each business, including its financial statements, cash flow, debt, location and other material aspects of the candidate’s business.

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In implementing a structure for a particular acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business.

As part of our investigation, our officers and directors will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an acquisition will depend on the nature of the opportunity, the respective needs and desires of us and other parties, the management of the acquisition candidate and our relative negotiation strength.

We will participate in an acquisition only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

Results of Operations

Comparison of Results of Operations for the Six Months ended June 30, 2023 and 2022

We were not generating any revenue from operations at June 30, 2023 or 2022. General and administrative expense was $191,853 during the six months ended June 20, 2023, compared to G&A expense of $126,017 during the six months ended June 30, 2022, an increase of $65,836, due to increased operations, including the costs associated with the acquisition of the ESN Group during the period ended June 30, 2023. We were not paying any salaries during either of these periods. We also incurred stock based compensation charges of $1,453,000 and $650,000 during the six month periods ended June 30, 2023 and 2022, respectively. As we had limited financial resources available we utilized our common stock as a means of compensation.

As a result, we incurred a net loss of $1,802,853 during the six months ended June 30, 2023, compared to a net loss of $776,017 during the six month period ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $5,639.

As discussed in Note 2 to the audited financial statements included in our annual report on Form 1-K as filed with the SEC on April 29, 2023, we have incurred significant continuing losses in 2023 and 2022. Our total accumulated deficits as of June 30, 2023 and December 31, 2022 were $8,882,784 and $7,079,931, respectively. Our ability to continue operating is highly dependent upon continued funding from the debt and/or equity markets. Our historical and ongoing dependence on proceeds from debt and/or equity issuances to fund operating expenses could raise substantial doubt about our ability to continue as a going concern. The financial statements included in this report have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments relating to any going concern uncertainty.

Cash flows used in investing activities was $90,000 for the six months ended June 30, 2023, compared to $110,000 for the six month period ended June 30, 2022.

Net cash flows provided by financing activities totaled $224,007 during the six month periods ended June 30, 2023, compared to $196,100 during the same period in 2022.

Prior to commencement of our Regulation A Offering, the funding for our operations were provided by our CEO in the form of interest free demand loans. As of June 30, 2023 and December 31,2022, the balance of notes payable to the CEO was $246,074 and $132,067 respectively. During the six months ended June 30, 2023, one of our principal shareholders provided an interest free demand loan of $110,000.

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Management believes that we will require up to $15 million in additional funding in order to generate profits, primarily to be utilized in our proposed Africa operations and expansion of the ESN Group operations. We do not think we will need more than $2 million to begin generating profits from our proposed licensing of our patents. This figure does not include any additional acquisitions that may present themselves. Currently, we do not have any firm committed arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required. No assurance can be given that we will obtain access to capital markets in the future or that financing, adequate to satisfy the cash requirements of implementing our business strategies, will be available on acceptable terms. Our inability to gain access to capital markets or obtain acceptable financing could have an adverse effect upon the results of its operation and upon our financial condition.

Subsequent Events

As disclosed above, on July 24, 2023, we completed an acquisition of a majority interest in both ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), the first natural ”plant based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). We acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group in private sales. To acquire these interests we also repaid outstanding debt and purchased shares from current shareholders, each of whom retained a minority interest in the ESN Group. The aggregate cost of these acquisitions was approximately $463,000. We utilized available cash, as well as interest-free demand loans from a principal shareholder and another unaffiliated person, to fund these acquisitions. We issued an aggregate of 3,000,000 common shares as consideration for the loans.

In May 2022, we entered into an agreement to acquire a portfolio of patents, patents pending and technology licenses from HS Pharmaceuticals LLC, in consideration for the issuance of 10 million common shares. These shares are to be issued upon our receipt of the patent assignments. The assignments were received by us in September 2023 and the shares were issued.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the six month period ended June 30, 2023.

Critical Accounting Policies and Estimates

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Leases

We follow the guidance in SFAS No. 13 “Accounting for Leases,” as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease.

Recently Adopted Accounting Standards

We do not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of the date of this report there were no off-balance sheet arrangements.

Item 2.      Other Information

None.

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Item 3.     Financial Statements

XCELERATE, INC.

BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets
Cash	$5,639	$18,815
Total current assets	5,639	18,815
Investment	300,000	210,000
Intangible assets	4,000	–
Total Assets	$309,639	$228,815

LIABILITIES & STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$163,802	$115,132
Notes payable - related parties	356,074	132,067
Total liabilities	519,877	247,199

Commitments and contingencies	–	–

Shareholders' Deficit

Series A Preferred stock, par value $0.0001, -0- shares authorized; -0- and -0- shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	–	–
Series B Preferred stock, par value $0.0001, 25,000,000 shares authorized; 120,000 and 120,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	12	12
Common stock, par value $0.0001, 1,000,000,000 shares authorized; 418,446,072 and 385,446,072 shares issued and outstanding as of June 30, 2023 and December 31, 2022	41,844	38,544
Additional paid in capital	8,630,691	7,022,991
Accumulated deficit	(8,882,784)	(7,079,931)
Total Stockholders’ (Deficit)	(210,237)	(18,384)
Total Liabilities and Stockholders' (Deficit)	$309,639	$228,815

The accompanying notes are an integral part of these unaudited financial statements.

13

XCELERATE, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2023	2023

Revenue	$–	$–

Operating Expenses:
Stock based compensation	1,453,500	650,000
General and administrative expenses	191,853	126,017
Total operating expenses	1,645,353	776,017
Loss from operations	(1,645,353)	(776,017)
Other income (expense)
Interest expense	(157,500)	–
Total other expense	(157,500)	–
Loss before provision for income taxes	(1,802,853)	(776,017)
Provision for income taxes	–	–
Net loss	$(1,802,853)	$(776,017)

Basic and diluted (loss) per common share	$(0.00)	$(0.00)

Weighted average number of shares outstanding	418,446,072	366,246,072

The accompanying notes are an integral part of these unaudited financial statements.

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XCELERATE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Unaudited)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	Equity
Balance, December 31, 2021	–	$–	120,000	$12	364,446,072	$36,444	$5,975,091	$(6,235,322)	$(223,775)

Common stock issued in Reg A Offering					4,000,000	400	199,600		200,000

Common stock issued for services					13,000,000	1,300	648,700		650,000

Net loss								(776,017)	(776,017)

Balance, June 30, 2022	–	$–	120,000	$12	381,446,072	$38,144	$6,823,391	$(7,011,339)	$(149,792)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	Equity
Balance, December 31, 2022	–	$–	120,000	$12	385,446,072	$38,544	$7,022,991	$(7,079,931)	$(18,384)

Common stock issued for services and financing fees					9,000,000	900	314,100		315,000

Common stock issued for services					24,000,000	2,400	1,293,600		1,296,000

Net loss								(1,802,853)	(1,802,853)

Balance, June 30, 2023	–	$–	120,000	$12	418,446,072	$41,844	$8,316,591	$(8,882,785)	$(210,237)

The accompanying notes are an integral part of these unaudited financial statements.

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XCELERATE, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2023	2022

Cash Flows From Operating Activities:
Net loss	$(1,802,853)	$(776,017)
Stock-based compensation	1,611,000	650,000
Changes is assets and liabilities
Intangible assets	(4,000)
Accounts payable	48,670	51,221
Net cash (used in) operating activities	(147,183)	(74,797)

Cash Flows From Investing Activities
Investment in acquisition target	(90,000)	(110,000)

Cash Flows From Financing Activities:
Proceeds from the sale of common stock	–	200,000
Proceeds (payments against) from related party loans	224,007	(3,900)
Net cash provided by financing activities	224,007	196,100

Net Increase (Decrease) In Cash	(13,176)	11,304
Cash At The Beginning Of The Period	18,815	–
Cash At The End Of The Period	$5,639	$11,304

Non-cash investing and financing activities:	$–	$–

The accompanying notes are an integral part of these unaudited financial statements.

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XCELERATE, INC.

NOTES TO (UNAUDITED) FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xcelerate Inc. (the “Company”) f/k/a Union Dental Holdings, Inc. is a Florida corporation incorporated on November 26, 1996. under the name Stirus Research & Development, Inc. The Company has gone through several name changes since inception. Most recently the Company was known as Union Dental Holdings, Inc. In May 2020, the Company’s current CEO assumed his positions as the Company’s director and CEO and began implementing the Company’s new business plan described herein. On October 23, 2020, the Company changed its name to “Xcelerate, Inc.”

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

In December 2021, the Company signed a Membership Interest Purchase Agreement to acquire a 51% interest in AfiyaSasa Africa, LLC, a Wyoming limited liability company (“Afiya”), a start-up medical technology and virtual health company that management believes is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and Augmented Reality (“AR”) licensed from AdviNOW an Arizona based medical software company who developed and holds patents for the licensed software.

Afiya’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner.

The Company has agreed to pay $320,000 for its interest in Afiya and has funded a total of $345,000 as of the date of this Report. The additional amount of $25,000 in excess of the purchase consideration was a loan made to Afiya to improve their working capital. As a result, on July 24, 2023, Afiya became a 51% subsidiary of the Company.

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. This offering closed on February 3, 2023, with gross proceeds of $400,000.

The Company’s year-end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the Financial Accounting Standards Board (“FASB”) “FASB Accounting Standard Codification™” (the “Codification”) which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States.

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Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve months following the date of these financial statements. As of June 30, 2023, the Company had an accumulated deficit of $8,882,784 and negative working capital of $514,237.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company raised capital through private placements, to finance working capital needs and may attempt to raise capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. The most significant estimates relate to income taxes and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On June 30, 2023, and December 31, 2022, the Company’s cash equivalents totaled $5,639 and $18,815, respectively.

Income taxes

The Company accounts for income taxes under FASB ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions annually to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share.” Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that impact the Company’s operations.

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NOTE 3 – INVESTMENTS

As described above in Note 1 to the financial statements, the Company has entered into an agreement to buy 51% of the membership interests of Afiya. As of June 30, 2023, the Company had invested $300,000 in Afiya.

NOTE 4 – EQUITY

Common Stock

The Company has authorized 1,000,0000,000 shares of $0.0001 par value, Common Stock. As of June 30, 2023 and December 31, 2022, there were 418,446,072 and 385,446,072 shares of Common Stock issued and outstanding, respectively.

2023 Activity

During the six months ended June 30, 2023, the Company issued a total 33,000,000 common shares comprised of the following:

➢	24,000,000 shares were issued to service providers and its advisory board. These shares were valued at $0.054 per share based on the trading price of the Company’s common stock on the date of approval by the Company’s Board of Directors for this share issuance. As a result, the Company recorded a non-cash charge of $1,296,000 for stock-based compensation on its Statement of Operations for the six months ended June 30, 2023.
➢	9,000,000 shares were issued to an existing shareholder as consideration for providing consulting services for an acquisition, as well as for providing a short term, interest-free loan of $110,000 to the Company. These shares were valued at $0.035 based upon the trading price of the Company’s common stock on the date the parties reached an agreement. As a result, the Company incurred a non-cash charge of $315,000, of which one half was allocated to operating activities, with the other half charged as a financing fee associated with providing capital.

2022 Activity

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. Under the terms of the Offering the Company offered up to 20,000,000 common shares at a price of $0.05 per share for total proceeds of $1,000,000 if fully subscribed. During the year ended December 31, 2022, the Company raised a total of $400,000 in this Offering from the sale of 8,000,000 shares to investors.

During the year ended December 31, 2022, the Company issued 13,000,000 common shares to service providers and its advisory board. These shares were valued at $0.05 per share consistent with the offering price of the Company’s Regulation A offering described above. As a result the Company recorded a non-cash charge of $650,000 for stock based compensation on its Statement of Operations for year ended December 31, 2022.

Preferred Stock

The Company has authorized 25,000,000 shares of Preferred Stock, par value $0.0001 per share.

As a result of issues raised by OTC Markets, in February 2021, the Company and Mr. O’Shea mutually agreed to redeem all of the Company’s issued and outstanding Series A Preferred Shares back to the Company. Also in February 2021, the Company’s Board of Directors authorized the creation of Series B Preferred Shares and issued an aggregate of 120,000 of these Series B Preferred Shares to Mr. O’Shea in consideration for his agreement to redeem the Series A Preferred Shares. Each Share of Series B Preferred Stock is entitled to 1,000 votes on all matters submitted to the Company’s shareholders. They are not convertible into shares of the Company’s Common Stock.

As of June 30, 2023 and December 31, 2022, there were 120,000 Preferred B shares outstanding.

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NOTE 5 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2023, the Company had invested $300,000 in Afiya and had a remaining contractual agreement to pay an additional $20,000 to acquire a 51% interest in Afiya. The Company fulfilled this obligation by paying Afiya $20,000 in July 2023.

NOTE 6 – NOTES PAYABLE RELATED PARTIES

A significant portion of the funding for the Company’s operations has been provided by its CEO in the form of interest free demand loans. As of June 30, 2023 and December 31,2022, the balance of notes payable was $356,074 and $132,067, respectively. During the six months ended June 30, 2023, one of the Company’s principal shareholders provided the Company with an interest free demand loan of $110,000. See Note 3. The composition of the notes payable balance as of June 30, 2023, was $110,000 due to a principal shareholder and $246,074 due to the Company’s CEO.

NOTE 7 – SUBSEQUENT EVENTS

On July 24, 2023 the Company completed an acquisition of a majority interest in both ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), the first natural ”plant based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). The Company acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group in private sales. To acquire these interests the Company also repaid outstanding debt and purchased shares from current shareholders of the ESN Group, each of whom retained a minority interest in the ESN Group.

The aggregate cost of these acquisitions was approximately $463,000. The Company funded the acquisition through a $400,000 interest free loan from an unaffiliated person, as well interest free loans from the Company’s CEO. The Company issued an aggregate of 3,000,000 common shares to the unaffiliated person as consideration for the $400,000 loan. The ESN Group of companies offer Earth Science® nature-inspired beauty and personal care products and Ceramedx® therapeutic skincare solutions. The offered products are paraben-free, cruelty-free products with ingredients that include plant-based nutrients and antioxidants, soothing botanicals, hydrating moisturizers and pure essential oils.

As part of these transactions, the Company retained the services of John Jay Kline, the former President of the ESN Group of companies, who will continue to operate both companies on the Company’s behalf. Mr. Kline also retained a minority position in the ESN Group. As part of the consideration for his employment, in July 2023 the Company agreed to issue him 2,000,000 shares of common stock.

On July 7, 2023, the Company entered into an agreement with a marketing firm and issued 1,000,000 shares of its restricted common stock as part of the consideration for the marketing services to assist ESN in expanding its market base. This agreement calls for the issuance of an additional 2,000,000 shares per each $1,000,000 in net revenue directed to the Company by the marketing firm during the first 24 months of the contract up to a total of an additional 8,000,000 shares.

In July 2023, the Company concluded its acquisition of a 51% majority interest in Afiya by paying the remaining balance of $20,000. The Company also loaned this LLC $25,000 at that time for working capital.

In May 2022, the Company entered into an agreement to acquire a portfolio of patents, patents pending and technology licenses from HS Pharmaceuticals LLC, in consideration for the issuance of 10 million common shares. These shares are to be issued upon receipt by the Company of the patent assignments. The assignments were received by the Company in September 2023 and the shares were issued.

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Item 4.      Exhibits

Index to Exhibits

		Filed Herewith (*)	Incorporated by Reference
Exhibit No.	Description		Filing Type	Date Filed
2.1	Articles of Incorporation		10-SB	04/17/2001
2.2	Share Exchange Agreement between Shava, Inc. and National Business Holdings, Inc. dated May 28, 2004.		8-K12G3	6/9/2004
2.3	Reorganization Agreement, dated December 28, 2004, by and among the Company, Union Dental, DDS and the shareholders of Union Dental and DDS.		8-K	1/4/2005
2.4	Asset Purchase Agreement dated October 15, 2004, by and among Union Dental and George D. Green, DDS, P.A.		8-K	1/4/2005
3(i).3	Articles of Incorporation of Union Dental Corp.		8-K/A	2/4/2005
3(ii).4	Bylaws.		1-A	01/19/2022
3.3	Amendment to Articles of Incorporation		1-A	01/19/2022
10.1	Exchange Agreement	*
10.2	Stock Purchase Agreement CSRI	*
10.3	Stock Purchase Agreement ESN	*
10.4	HS Pharma Purchase Agreement	*
10.5	Membership Interest Purchase Agreement with AfiyaSasa Africa, LLC	*

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 21, 2023.

Xcelerate, Inc.

By:  /s/  Michael F. O’Shea

Michael F. O’Shea,

Principal Executive Officer

Principal Financial Officer

22